Filed pursuant to Rule 424(b)(3)
Registration No. 333-262726

PROSPECTUS SUPPLEMENT NO. 4
(to Prospectus dated April 27, 2022)

SES AI CORPORATION

Primary Offering of

14,213,280 Shares of Class A Common Stock

Secondary Offering of

320,373,966 Shares of Class A Common Stock
5,013,333 Warrants to Purchase Shares of Class A Common Stock

This prospectus supplement updates and supplements the prospectus dated April 27, 2022 (as may be further supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (File No. 333-262726).

This prospectus supplement is being filed to update and supplement the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the three months ended September 30, 2022, filed with the U.S. Securities and Exchange Commission on November 14, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is required to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and warrants to purchase Class A Common Stock (“Warrants”) are listed on The New York Stock Exchange under the symbols “SES” and “SES WS”, respectively. The last reported sales price of the Class A Common Stock on November 11, 2022 was $5.50 per share and the last reported sales price of the Warrants was $1.14 per warrant.

We are an “emerging growth company” and a “smaller reporting company” as such terms are defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2022.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-39845

SES AI Corporation

(Exact name of registrant as specified in its charter)

Delaware	98-1567584
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

35 Cabot Road Woburn, MA	01801
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (339) 298-8750

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol(s)	Name of Exchange on which registered
Class A common stock, par value $0.0001 per share	SES	The New York Stock Exchange
Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SES WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

As of November 4, 2022, there were 305,943,955 shares of the registrant’s Class A common stock and 43,881,251 shares of the registrant’s Class B common stock outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains statements that SES AI Corporation (the “Company”) believes are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for our business. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot provide assurance that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Quarterly Report, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

You should not place undue reliance on these forward-looking statements. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of our assumptions prove incorrect, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to the following risks:

●	changes in domestic and foreign business, market, financial, political and legal conditions, including but not limited to the ongoing conflict between Russia and Ukraine;
●	risks relating to the uncertainty of the projected financial information with respect to the Company;
●	risks related to the development and commercialization of the Company’s battery technology and the timing and achievement of expected business milestones;
●	the effects of competition on the Company’s business;
●	the ability of the Company to issue equity or equity-linked securities or obtain debt financing in the future;
●	the ability of the Company to integrate its products into electric vehicles (“EVs”);
●	the risk that delays in the pre-manufacturing development of the Company’s battery cells could adversely affect the Company’s business and prospects;
●	potential supply chain difficulties;
●	risks resulting from the Company’s joint development agreements (“JDAs”) and other strategic alliances and investments;
●	the quickly evolving battery market;
●	the Company’s ability to accurately estimate future supply and demand for its batteries;
●	the Company’s ability to develop new products on an ongoing basis in a timely manner;
●	product liability and other potential litigation, regulation and legal compliance;
●	the Company’s ability to effectively manage its growth;
●	the Company’s ability to attract, train and retain highly skilled employees and key personnel;
●	the willingness of vehicle operators and consumers to adopt EVs;
●	developments in alternative technology or other fossil fuel alternatives;
●	the Company’s ability to meet certain motor vehicle standards;
●	a potential shortage of metals required for manufacturing batteries;
●	risks related to the Company’s intellectual property;
●	risks related to the Company’s business operations outside the United States, including in China and South Korea;
●	the uncertainty in global economic conditions and risks relating to health epidemics, including the COVID-19 pandemic and any operational interruptions;
●	the Company has identified material weaknesses in its internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls;
●	compliance with certain health and safety laws;
●	changes in U.S. and foreign tax laws; and
●	the other factors disclosed in this Quarterly Report on Form 10-Q and the Company’s other filings with the Securities and Exchange Commission (the “SEC”), in particular the risks described in “Part II, Item 1A” of this Quarterly Report and “Part I, Item 1A” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022.

The forward-looking statements contained in this Quarterly Report on Form 10-Q are based on information available as of the date of this Quarterly Report on Form 10-Q and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q and should not be relied upon as representing the Company’s views as of any subsequent date. The Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

SES AI Corporation

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except share and per share amounts)	September 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$394,664	$160,497
Receivable from related party	1,980	7,910
Prepaid expenses and other current assets	5,595	1,563
Total current assets	402,239	169,970
Property and equipment, net	24,238	12,494
Intangible assets, net	1,504	1,626
Right-of-use assets, net	11,482	—
Other assets	2,783	9,263
Total assets	$442,246	$193,353
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities
Accounts payable	$4,243	$4,712
Operating lease liabilities, current	1,823	—
Accrued expenses and other current liabilities	10,869	6,273
Total current liabilities	16,935	10,985
Sponsor Earn-Out liability	19,993	—
Operating lease liabilities, non-current	10,059	—
Other liabilities	1,546	749
Total liabilities	48,533	11,734
Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.000001 par value – none authorized, issued and outstanding as of September 30, 2022; 213,960,286 shares authorized, issued and outstanding as of December 31, 2021 (aggregate liquidation preference of $271,148 as of December 31, 2021)	—	269,941
Stockholders’ Equity
Preferred stock, $0.0001 par value; 20,000,000 shares authorized, none issued and outstanding as of September 30, 2022; none authorized, issued and outstanding as of December 31, 2021	—	—
Common stock: Class A shares, $0.0001 par value, 2,100,000,000 shares authorized as of September 30, 2022; 305,891,287 shares and 22,261,480 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively; Class B shares, $0.0001 par value, 200,000,000 shares authorized as of September 30, 2022; 43,881,251 shares and 39,881,455 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	34	6
Additional paid-in capital	532,413	5,598
Accumulated deficit	(136,639)	(94,293)
Accumulated other comprehensive (loss) income	(2,095)	367
Total stockholders' equity	393,713	(88,322)
Total liabilities, redeemable convertible preferred stock, and stockholders' equity	$442,246	$193,353

The accompanying notes are an integral part of these condensed consolidated financial statements.

SES AI Corporation

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share amounts)	2022	2021	2022	2021
Operating expenses:
Research and development	$8,421	$3,684	$19,680	$10,332
General and administrative	13,308	7,004	40,305	11,509
Total operating expenses	21,729	10,688	59,985	21,841
Loss from operations	(21,729)	(10,688)	(59,985)	(21,841)
Other income (expense):
Change of fair value of Sponsor Earn-Out liability, net	(4,870)	—	16,400	—
Interest income	1,972	160	2,460	163
Other income (expense), net	420	(94)	(911)	694
Total other income (expense), net	(2,478)	66	17,949	857
Loss before income taxes	(24,207)	(10,622)	(42,036)	(20,984)
Provision for income taxes	(121)	(3)	(310)	(22)
Net loss	(24,328)	(10,625)	(42,346)	(21,006)
Other comprehensive loss:
Foreign currency translation adjustment	(1,194)	(23)	(2,462)	48
Total comprehensive loss	$(25,522)	$(10,648)	$(44,808)	$(20,958)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.08)	$(0.17)	$(0.15)	$(0.35)

Weighted-average shares outstanding:
Basic and diluted	311,680,656	60,861,409	280,859,250	60,808,744

The accompanying notes are an integral part of these condensed consolidated financial statements.

SES AI Corporation

Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity

(Unaudited)

Three Months Ended and Nine Months Ended September 30, 2022

	Redeemable Convertible		Class A and Class B				Accumulated	Total
	Preferred Stock		Common Stock		Additional	Accumulated	Other Comprehensive	Stockholders’
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Paid-in-Capital	Deficit	Income (Loss)	Equity
Balance – December 31, 2021	36,064,095	$269,941	10,474,509	$—	$5,604	$(94,293)	$367	$(88,322)
Retroactive application of reverse recapitalization upon Business Combination(1)	177,896,191	—	51,668,426	6	(6)	—	—	—
Balance — December 31, 2021, as converted	213,960,286	$269,941	62,142,935	$6	$5,598	$(94,293)	$367	$(88,322)
Conversion of redeemable convertible preferred stock to common stock in connection with reverse recapitalization upon Business Combination	(213,960,286)	(269,941)	213,960,286	21	269,920	—	—	269,941
Business Combination and PIPE Financing, net of redemptions and transaction costs(2)	—	—	71,767,824	7	234,514	—	—	234,521
Forfeitures of Earn-Out restricted shares	—	—	(9,080)	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,186	—	—	3,186
Foreign currency translation adjustments	—	—	—	—	—	—	109	109
Issuance of common stock upon exercise of stock options	—	—	31,217	—	4	—	—	4
Net loss	—	—	—	—	—	(27,033)	—	(27,033)
Balance — March 31, 2022	—	$—	347,893,182	$34	$513,222	$(121,326)	$476	$392,406
Release of accrued transaction costs related to Business Combination and PIPE Financing	—	—	—	—	6,174	—	—	6,174
Stock-based compensation	—	—	—	—	5,547	—	—	5,547
Foreign currency translation adjustments	—	—	—	—	—	—	(1,377)	(1,377)
Issuance of common stock upon exercise of stock options	—	—	337,453	—	38	—	—	38
Net income	—	—	—	—	—	9,015	—	9,015
Balance — June 30, 2022	—	$—	348,230,635	$34	$524,981	$(112,311)	$(901)	$411,803
Stock-based compensation	—	—	—	—	7,214	—	—	7,214
Foreign currency translation adjustments	—	—	—	—	—	—	(1,194)	(1,194)
Issuance of common stock upon exercise of stock options	—	—	1,376,206	—	218	—	—	218
Restricted stock units vested	—	—	165,697	—	—	—	—	—
Net loss	—	—	—	—	—	(24,328)	—	(24,328)
Balance — September 30, 2022	—	$—	349,772,538	$34	$532,413	$(136,639)	$(2,095)	$393,713

Three Months Ended and Nine Months Ended September 30, 2021

	Redeemable Convertible		Class A and Class B				Accumulated	Total
	Preferred Stock		Common Stock		Additional	Accumulated	Other Comprehensive	Stockholders’
(in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Paid-in-Capital	Deficit	Income	Equity
Balance – December 31, 2020	29,496,153	$82,044	10,245,074	$1	$835	$(63,038)	$133	$(62,069)
Retroactive application of reverse recapitalization upon Business Combination(1)	145,498,624	—	50,536,901	5	(5)	—	—	—
Balance — December 31, 2020, as converted	174,994,777	$82,044	60,781,975	$6	$830	$(63,038)	$133	$(62,069)
Stock-based compensation	—	—	—	—	72	—	—	72
Foreign currency translation adjustments	—	—	—	—	—	—	(14)	(14)
Net loss	—	—	—	—	—	(3,595)	—	(3,595)
Balance — March 31, 2021	174,994,777	$82,044	60,781,975	$6	$902	$(66,633)	$119	$(65,606)
Issuance of Series D and Series D plus redeemable convertible preferred stock, net of issuance costs, retroactive application of reverse recapitalization upon Business Combination(1)	38,965,509	187,897	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	271	—	—	271
Foreign currency translation adjustments	—	—	—	—	—	—	85	85
Net loss	—	—	—	—	—	(6,786)	—	(6,786)
Balance — June 30, 2021	213,960,286	$269,941	60,781,975	$6	$1,173	$(73,419)	$204	$(72,036)
Stock-based compensation	—	—	—	—	2,787	—	—	2,787
Foreign currency translation adjustments	—	—	—	—	—	—	(23)	(23)
Option exercise	—	—	121,854	—	20	—	—	20
Net loss	—	—	—	—	—	(10,625)	—	(10,625)
Balance — September 30, 2021	213,960,286	$269,941	60,903,829	$6	$3,980	$(84,044)	$181	$(79,877)

(1)	Included in the share number is 39,881,455 shares of Class B common stock as of December 31, 2020 and 2021 issued upon recapitalization to the SES Founder Group (defined in Note 2 - Basis of Presentation and Summary of Significant Accounting Policies) based on the number of shares held by such executive prior to the recapitalization multiplied by 5.9328 (the “Exchange Ratio”).
(2)	Includes issuance of 33,793,878 restricted shares of Class A common stock and 3,999,796 restricted shares of Class B common stock, subject to vesting.

The accompanying notes are an integral part of these condensed consolidated financial statements.

SES AI Corporation

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
(in thousands)	2022	2021
Cash Flows From Operating Activities
Net loss	$(42,346)	$(21,006)
Adjustments to reconcile net loss to net cash used in operating activities:
Change of fair value of Sponsor Earn-Out liability	(16,400)	—
Stock-based compensation	15,947	3,130
Depreciation and amortization	1,580	1,298
Other	(371)	—
PPP note forgiveness	—	(840)
Changes in operating assets and liabilities:
Receivable from related party	5,943	(1,138)
Prepaid expenses and other assets	(3,401)	(1,068)
Accounts payable	(761)	617
Accrued expenses and other liabilities	2,002	1,203
Net cash used in operating activities	(37,807)	(17,804)
Cash Flows From Investing Activities
Purchases of property and equipment	(10,645)	(3,964)
Purchase of short-term investments	—	(150,810)
Maturities of short-term investments	—	13,101
Net cash used in investing activities	(10,645)	(141,673)
Cash Flows From Financing Activities
Proceeds from Business Combination and PIPE Financing, net of issuance costs	282,940	—
Proceeds from stock option exercises	260	20
Payment of deferred offering costs	—	(576)
Proceeds from issuance of Series D and D plus redeemable convertible preferred stock, net of issuance costs	—	187,897
Net cash provided by financing activities	283,200	187,341
Effect of exchange rates on cash	(639)	48
Net increase in cash, cash equivalents and restricted cash	234,109	27,912
Cash, cash equivalents and restricted cash at beginning of period (Note 4)	161,044	2,728
Cash, cash equivalents and restricted cash at end of period (Note 4)	$395,153	$30,640

Supplemental Non-Cash Information:
Conversion of Redeemable Convertible Preferred Stock to shares of Class A Common Stock	$(269,941)	$—
Release of accrued transaction costs related to Business Combination and PIPE Financing	$6,174	$—
Accounts payable and accrued expenses related to purchases of property and equipment	$4,668	$(118)
Lease liabilities arising from obtaining right-of-use assets	$1,565	$—
Liabilities of Ivanhoe acquired in the Business Combination	$(387)	$—
Deferred offering costs included in accounts payable and accrued expenses and other liabilities	$—	$2,103

The accompanying notes are an integral part of these condensed consolidated financial statements.

SES AI Corporation

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(Dollars in thousands, unless otherwise stated)

Note 1.  Nature of Business

Organization

SES AI Corporation, and consolidated subsidiaries (together the “Company”) consists of SES AI Corporation (“SES”), and its wholly-owned subsidiaries: SES Holdings Pte. Ltd. (“SES Holdings” or “Old SES”), SolidEnergy Systems, LLC (“SES LLC”), SolidEnergy (Shanghai) Co., Ltd. (“SES Shanghai”), SolidEnergy Systems Securities Corporation (“SES Securities”), Viking Power Systems Pte. Ltd. (“SES Viking”), and Massachusetts Solid Energy Co., Ltd. (“SES Korea”).

SES Holdings is a Singapore private company limited by shares formed in November 2018. SES LLC is a Delaware limited liability company formed in November 2018 as a result of the conversion from a corporation to a limited liability company by SolidEnergy Systems Corp, a Delaware corporation formed in April 2012. SES Shanghai was registered in Shanghai, China in November 2018. SES Securities was incorporated in December 2017 as a Massachusetts Security Corporation. SES Viking is a Singapore private company limited by shares formed in May 2019. SES Korea was registered in South Korea in November 2021.

The Company is engaged in the research and development of Lithium-Metal (“Li-Metal”) rechargeable batteries for electric vehicles (“EVs”). Since the Company’s founding in 2012, the Company has been committed to developing the world’s most advanced EV batteries. The Company’s Li-Metal batteries have been designed to combine the high energy density of Li-Metal with cost-effective manufacturability at scale. The Company’s headquarters are located in Boston with research and development facilities located there, in Shanghai, China, and in South Korea. Principal operations have not yet commenced as of September 30, 2022, and the Company has not derived revenue from its principal business activities.

Prior to the closing of the Business Combination (the “Closing”), Ivanhoe migrated out of the Cayman Islands and domesticated as a Delaware corporation (the “Domestication”) and changed its name to “SES AI Corporation.” On February 3, 2022 (the “Closing Date”), Ivanhoe Capital Acquisition Corp. (“Ivanhoe”), a Cayman Islands exempted company, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct, wholly-owned subsidiary of Ivanhoe (“Amalgamation Sub”), consummated the previously announced Business Combination (the “Business Combination”) pursuant to which, among other things, Amalgamation Sub merged with and into Old SES, with Old SES surviving the Business Combination as a wholly-owned subsidiary of SES. See “Note 3 – Business Combination” for additional information.

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial reporting and are unaudited. Accordingly, they do not include all information and footnotes required by U.S. GAAP for complete financial statements. The condensed consolidated balance sheet as of December 31, 2021 has been derived from the audited consolidated financial statements of Old SES at that date. Management believes that all adjustments necessary for the fair presentation of results, consisting of normally recurring items, have been included in the condensed consolidated financial statements for the interim periods presented. The results of operations for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the full year or any other future interim or annual periods. All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year ends on December 31.

These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the audited consolidated financial statements and accompanying notes of Old SES as of and for the year ended December 31, 2021 included in Amendment No. 1 to SES’s Current Report on Form 8-K filed with the SEC on March 31, 2022 (the “Super 8-K Amendment”).

As a result of the Business Combination completed on February 3, 2022, prior period share and per share amounts presented in the accompanying condensed consolidated financial statements and these related notes have been retroactively converted.

Reclassification of Prior Period Amounts

Certain reclassifications have been made to prior period amounts to conform to the current period financial statement presentation. Restricted cash and deferred offering costs have been combined with other assets and accrued compensation has been combined with accrued expenses and other current liabilities on the condensed consolidated balance sheet. The impact of these changes was an increase of $6.2 million to other assets and an increase of $2.1 million to accrued expenses and other current liabilities at December 31, 2021. In addition, the Company reclassified the change in other assets to the change in prepaids expenses and other assets in the amount of $0.5 million and the change in accrued compensation to the change in accrued expenses and other liabilities in the amount of $0.8 million in the prior year statements of cash flows for the nine months ended September 30, 2021. There was no change to previously reported total assets, total liabilities, or net cash used in operating activities.

Impact of Novel Coronavirus (“COVID-19”)

COVID-19 has had, and continues to have, a significant impact around the world, including, but not limited to, an impact on general economic conditions, trade and financing markets, changes in customer behavior, and significant uncertainty in the overall continuity in business operations. COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of manufacturers and suppliers of EVs and EV batteries. In particular, COVID-19 may cause an increase in costs resulting from the efforts of manufacturers of EVs or EV batteries to mitigate the effects of COVID-19 and delays in EV manufacturers’ schedules to full commercial production of EVs and disruptions to these supply chains, among other negative effects.

Previous spikes in COVID-19 cases in Shanghai resulted in government-mandated temporary shutdowns at our Shanghai facility in April 2022, causing a delay of over a month in our development, testing and manufacturing efforts and in our product schedule and our ability to obtain materials from our suppliers in the affected area. The government-mandated shutdown was lifted on June 1, 2022 and the Shanghai facility has reopened. If our workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, our operations will be adversely affected. We continue to monitor closely the impact of COVID-19 on all aspects of our business and geographies, including its impact on our employees, suppliers, business partners and potential distribution channels and customers. The extent to which the COVID-19 pandemic may continue to affect our business will depend on continued developments, such as the emergence of new variants and status of governmental measures to combat it, which are uncertain and cannot be predicted. Even as the effects of the COVID-19 pandemic have subsided, we may continue to suffer an adverse effect on our business due to possible longer-term global economic effects of COVID-19, including any economic recession. If the immediate or prolonged effects of the COVID-19 pandemic have a significant adverse impact on government finances, it would create uncertainty as to the continuing availability of incentives related to EV purchases and other governmental support programs. In addition, a recurrence of COVID-19 cases or an emergence of additional variants or strains could cause other widespread or more severe impacts depending on where infection rates are highest.

Liquidity

Historically, the Company’s principal sources of liquidity have been the proceeds from a series of financing transactions with investors that have provided the Company with the necessary cash and cash equivalents to support its research and development activities. On February 3, 2022, as a result of the aforementioned Business Combination and PIPE Financing (as defined below), the Company received $282.9 million in net proceeds as more fully described in “Note 3 — Business Combination”.

Since inception, the Company has not achieved annual profitable operations or positive cash flows from operations, and it expects to incur losses in future periods. As of September 30, 2022, the Company had total cash, cash equivalents and restricted cash of $395.2 million and an accumulated deficit of $136.6 million. The Company’s ability to fund its ongoing efforts is dependent on its ability to continue to raise the necessary capital through future financing and capital transactions, on an as needed basis, as well as the success of the Company’s development and commercialization efforts and, ultimately, upon market acceptance of the Company’s products.

These condensed consolidated financial statements have been prepared on a going concern basis. Management believes that the Company’s current cash and cash equivalents as of September 30, 2022 are adequate to meet its needs for the next twelve months from the issuance of these condensed consolidated financial statements.

Significant Accounting Policies

During the three and nine months ended September 30, 2022, there have been no significant changes to the Company’s significant accounting policies as disclosed in “Note 2 – Basis of Presentation and Summary of Significant Accounting Policies” of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2021 included in the Super 8-K Amendment, except as described below:

Use of estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Company’s consolidated financial statements, as well as the revenues, if any, and expenses incurred during the reporting periods. Significant estimates include those related to the fair value of common stock prior to the Business Combination and other assumptions used to measure (i) stock-based compensation including certain restricted share awards with market conditions, (ii) term, volatility, risk-free interest rate and probability of change of control with respect to valuation of sponsor earn-out liability and (iii) valuation of deferred tax assets and uncertain income tax positions. The Company bases its estimates on available historical experience and on various other factors that the Company believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results could differ materially from those estimates.

Leases

The Company determines if an arrangement includes a lease at inception. Lease arrangements generally have lease and non-lease components, which are accounted for separately. At the lease commencement date, the Company recognizes operating lease liabilities, equal to the present value of the lease payments, and operating lease assets, which represent the right to use the underlying asset for the lease term (the “ROU asset”). The Company assesses if it is reasonably certain to exercise lease options to extend or terminate the lease for inclusion or exclusion in the lease term when the Company measures the lease liability. As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at lease commencement in determining the present value of lease payments. The Company’s incremental borrowing rate estimates a secured rate that reflects the term of the lease, the nature of the underlying asset and the economic environment. The Company excludes leases with an expected term of one year or less from recognition on the condensed consolidated balance sheet. Operating lease assets includes lease payments made prior to lease commencement and excludes lease incentives and initial direct costs incurred. Lease expense is recognized on a straight-line basis over the lease term. Variable lease expenses, including common area maintenance, insurance, and property tax, are expensed as incurred.  See “Note 7 – Leases” for additional information about the Company’s leases.

Sponsor Earn-Out Liability

On February 2, 2022, in connection with the Domestication, 6,900,000 of Ivanhoe’s Class B ordinary shares held by Ivanhoe Capital Sponsor LLC (the “Sponsor”) converted into an equal number of shares of duly authorized, validly issued, fully paid and nonassessable Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of the Company. At Closing, these 6,900,000 shares of Class B Common Stock converted into an equal number of shares of duly authorized, validly issued, fully paid and nonassessable Class A common stock par value $0.0001 per share (the “Class A Common Stock”, and together with the Class B Common Stock, “Common Stock”), of the Company (the “Sponsor Earn-Out Shares”). These Sponsor Earn-Out Shares are subject to certain transfer restrictions and forfeiture terms following the Closing, which will be released as follows:

●	20% were subject to transfer restrictions until the date that was 180 days after the Closing (“Tranche 1”);
●	20% are subject to transfer restrictions until SES’s closing stock price equals or exceeds $12.00 for 20 out of 30 consecutive trading days following the date that is 150 days after the Closing (“Tranche 2”);
●	20% are subject to transfer restrictions until SES’s closing stock price equals or exceeds $14.00 for 20 out of 30 consecutive trading days following the date that is 150 days after the Closing (“Tranche 3”);
●	20% are subject to transfer restrictions until SES’s closing stock price equals or exceeds $16.00 for 20 out of 30 consecutive trading days following the date that is 150 days after the Closing (“Tranche 4”); and
●	20% are subject to transfer restrictions until SES’s closing stock price equals or exceeds $18.00 for 20 out of 30 consecutive trading days following the date that is 150 days after the Closing (“Tranche 5”).

If there is a change in control of SES at a per share value of greater than $18.00, then 100% of the Sponsor Earn-Out Shares will be released from these transfer restrictions; however if the per share value is less than $18.00 upon a change in control, then the Sponsor Earn-Out Shares will be released pro rata based on the per share value of the change in control and the stock price thresholds for release specified above. Any Sponsor Earn-Out Shares not released will be forfeited and cancelled.

The Sponsor Earn-Out Shares in Tranche 1 are accounted for as equity instruments because they are legally owned by the Sponsor, cannot be forfeited and were subject only to transfer restrictions that lapsed 180 days after the Closing Date, which occurred on August 2, 2022, and as such meet the equity classification criteria in accordance with ASC 505, Equity. The Sponsor Earn-Out Shares under Tranche 2, Tranche 3, Tranche 4 and Tranche 5 are accounted for as a derivative liability measured at fair value, with changes in fair value recorded in the condensed consolidated statement of operations and comprehensive loss at each reporting period, because the earn-out triggering events that determine the number of Sponsor Earn-Out Shares to be earned back by the Sponsor include events that are not solely indexed to the shares of Class A Common Stock. The aggregate fair value of the Sponsor Earn-Out Shares on the Closing Date was estimated using a Monte Carlo simulation model and was determined to be $36.4 million. As of September 30, 2022, the Earn-Out Triggering Events were not achieved for any of Tranche 2 through Tranche 5, and as such the Company adjusted the carrying amount of the derivative liability to its estimated fair value of $20.0 million, as recorded within Sponsor Earn-Out liability on the condensed consolidated balance sheet. The change in the fair value of ($4.9) million and $16.4 million for the three and nine months ended September 30, 2022, respectively, in the Sponsor Earn-Out liability is included within other income (expense) on the condensed consolidated statement of operations and comprehensive loss. See “Note 6 – Sponsor Earn-Out Liability”, for more information on fair value.

Earn-Out Shares

In connection with the Business Combination, holders of Old SES common stock, redeemable convertible preferred stock, options and restricted shares received 29,999,947 earn-out shares of Common Stock, including (i) 23,691,182 shares of Class A Common Stock (the “Earn-Out Shares”) issued for the benefit of the former holders of Old SES common and redeemable convertible preferred stock; (ii) 2,308,969 shares of restricted Class A Common Stock (the “Earn-Out Restricted Shares”) issued to Old SES option holders and pre-Closing recipients of Old SES restricted shares; and (iii) 3,999,796 shares of Class B Common Stock (“Founder Earn-Out Shares”) issued to the CEO and certain entities affiliated with the CEO (the “SES Founder Group”).

The Earn-Out Shares and the Founder Earn-Out Shares (collectively, the “Escrowed Earn-Out Shares”) were placed into escrow at the Closing and shall vest on the date that the closing price of shares of Class A Common Stock is equal to or greater than $18.00 during the period beginning on the date that is one year following the Closing and ending on the date that is five years following the Closing. The Earn-Out Restricted Shares are subject to vesting based on the same terms as the Escrowed Earn-Out Shares and are also subject to forfeiture if such recipient’s service with the Company terminates prior to vesting. If, during the earn-out period of five years, there is a change in control transaction at a per share price of greater than or equal to $18.00 per share, then all 29,999,947 earn-out shares will vest immediately prior to the consummation of such change in control.

The Escrowed Earn-Out Shares to be released upon achievement of the vesting condition are classified as equity instruments and recorded at fair value in stockholders’ equity as vesting is indexed to the common stock of the Company. The Earn-Out Restricted Shares are accounted for as equity awards issued to employees subject to time and market vesting conditions. See “Note 10 – Stock-Based Compensation”, for more information on fair value of the Earn-Out Restricted Shares.

Common Stock Warrants

Prior to the Business Combination, Ivanhoe had issued 9,200,000 public warrants (“Public Warrants”) and 5,013,333 private placement warrants (“Private Warrants” and collectively with the Public Warrants, the “Warrants”) which were assumed by the Company at Closing. On February 1, 2022, prior to Closing, the Ivanhoe warrant holders approved certain amendments to the terms of the Warrants such that the Warrants met the derivative scope exception for contracts in the Company’s own stock and were recorded in stockholders’ equity. Prior to the amendment, the Warrants were accounted for as derivative liabilities measured at fair value, with changes in fair value recorded in the consolidated statement of operations and comprehensive loss at each reporting period. Each whole Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share. Pursuant to the Warrant agreement, a Warrant holder may exercise its Warrants only for a whole number of shares of Class A Common Stock. This means only a whole Warrant may be exercised at a given time by a warrant holder.

The amendments, among other things, include the following:

(i)	amendments to the rights specific to the Private Warrants such that (a) the rights specific to Private Warrants are retained by the holder thereof regardless of such holder’s identity, (b) the Private Warrants are no longer subject to redemption by the Company when such warrants are trading at a price equal to or in excess of $10.00 per share but less than $18.00 per share and (c) the Private Warrants are no longer generally exercisable on a “cashless basis”;
(ii)	eliminates the Company’s ability to redeem any Public Warrants unless the Class A Common Stock is trading at a price equal to or in excess of $18.00 per share; and
(iii)	removes certain language related to the treatment of Warrants in the event of a tender offer for the shares underlying such Warrants.

Subsequent to the Closing, the Company registered 14,213,280 shares of Class A Common Stock issuable upon the exercise of the Warrants.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards made to employees, directors, and non-employees, including stock options and restricted share awards based on estimated fair values as of the grant date.

Awards with only service vesting conditions:

The fair value of stock options granted is estimated using the Black-Scholes option valuation model, which requires the Company to make assumptions and judgments about the variables used in the calculation, including the fair value of the underlying common stock, the expected term of the stock option (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of the price of the Company’s common stock, the expected risk-free interest rate and the expected dividend yield of the Company’s common stock. The fair value of restricted share awards (“RSAs”) and restricted stock units (“RSUs”) are determined based upon the fair value of the underlying common stock at the date of grant. The Company expenses stock-based compensation using the straight-line method over the requisite service period of all awards, which generally is the same as the vesting term. The Company accounts for forfeitures when they occur. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Awards with service vesting and market conditions:

In connection with the Business Combination, Old SES option holders and Old SES restricted shareholders received 2,308,969 Earn-Out Restricted Shares. In addition, under the SES AI Corporation 2021 Incentive Award Plan, we are authorized to issue equity incentive awards in the form of performance compensation awards (“PSUs”). The Earn-Out Restricted Shares are accounted for as a single tranche equity award issued to employees subject to time and market vesting conditions, while the PSUs are subject to service and market vesting conditions. The market vesting conditions are based on the Company’s stock price. The estimated fair value of the Earn-Out Restricted Shares and PSUs are determined using the Monte Carlo simulation model and the effect of the market vesting condition is reflected in the grant date fair value of the award. Monte Carlo simulations are a class of computational algorithms that rely on repeated random sampling to compute their results. This approach allows the calculation of the value of such equity awards based on a large number of possible stock price path scenarios. The Company expenses stock-based compensation using the straight-line method over the requisite service period of all awards, which is 1.45 years for the Earn-Out Restricted Shares and generally 2 to 3 years for the PSUs, irrespective of whether the market vesting condition is satisfied. The Company accounts for forfeitures when they occur. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Net Income (Loss) Per Share

Upon recapitalization, net loss per share calculations for all periods prior to the Business Combination have been retrospectively restated to the equivalent number of shares reflecting the Exchange Ratio established in the Business Combination, including the issuance of Class A Common Stock and Class B Common Stock to Old SES common stockholders. Under the two-class method, the net loss attributable to common stockholders was not allocated to the redeemable convertible preferred stock as the holders of its redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As the liquidation and dividend rights of Class A Common Stock and Class B Common Stock are identical, the net loss attributable to common stockholders is allocated on a proportionate basis, and the resulting net loss per share is identical for Class A Common Stock and Class B Common Stock under the two-class method.

Basic net income or loss per share attributable to Class A Common Stock and Class B Common Stock stockholders is computed by dividing the net income or loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The diluted net income or loss per share attributable to common stockholders is calculated by giving effect to all potentially dilutive common stock equivalents outstanding during the period. Potentially dilutive securities consist of redeemable convertible preferred stock, Warrants, Sponsor Earn-Out Shares, Escrowed Earn-Out Shares, Earn-Out Restricted Shares, stock options, RSAs, RSUs, and PSUs, as more fully described in “Note 12 – Net Income (Loss) Per Share”.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2016-02, Leases (Topic 842), and has since issued several updates, amendments, and technical improvements to ASU 2016-02. Topic 842 generally requires that lessees recognize operating and financing liabilities for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term.

Topic 842 also requires additional disclosures about leasing arrangements related to discount rates, lease terms, and the amount, timing, and uncertainty of cash flows arising from leases. Topic 842 is effective for financial statements issued for fiscal years beginning after December 15, 2021. The Company adopted this guidance on January 1, 2022 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of 2022. The Company has elected the package of practical expedients, that allows the Company not to reassess prior conclusions of (i) whether any expired or existing contracts as of the adoption date are or contain a lease, (ii) lease classification for any expired or existing leases as of the adoption date and (iii) initial direct costs for any existing leases as of the adoption date. The Company has also elected to account for lease and non-lease components as a single lease component and not to recognize ROU assets and liabilities for short-term leases with terms of twelve months or less.

The adoption of Topic 842 on January 1, 2022 resulted in the Company’s recognition of ROU assets of approximately $11.9 million, adjusted for deferred rent and lease incentives as of the adoption date, and lease liabilities for operating leases of approximately $12.6 million on the Company’s condensed consolidated balance sheets, with no material impact to the condensed consolidated statements of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), Disclosures by Business Entities About Government Assistance, which requires entities to provide disclosures on material government transactions for annual reporting periods. The disclosures include information around the nature of the assistance, the related accounting policies used to account for government assistance, the effect of government assistance on the entity’s financial statements, and any significant terms and conditions of the agreements, including commitments and contingencies. The Company’s adoption of this guidance on January 1, 2022 did not have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

The Company has reviewed all other accounting pronouncements issued during the three months ended September 30, 2022 and concluded they were either not applicable or not expected to have a material impact on the Company’s condensed consolidated financial statements.

Note 3.  Business Combination

On  February 3, 2022 (the “Closing Date”), Ivanhoe Capital Acquisition Corp. (“Ivanhoe”), a Cayman Islands exempted company, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct, wholly-owned subsidiary of Ivanhoe (“Amalgamation Sub”), consummated the previously announced business combination (the “Business Combination”) pursuant to which, among other things, Amalgamation Sub merged with and into Old SES, with Old SES surviving the Business Combination as a wholly-owned subsidiary of Ivanhoe. In connection with the closing of the Business Combination (the “Closing”), Ivanhoe migrated out of the Cayman Islands and domesticated as a Delaware corporation prior to the Closing (the “Domestication”) and changed its name to “SES AI Corporation.”

The Business Combination was accounted for as a reverse recapitalization. Under this method of accounting, Ivanhoe was treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represent a continuation of the financial statements of Old SES with the Business Combination treated as the equivalent of Old SES issuing stock for the net assets of Ivanhoe, accompanied by a recapitalization. The net assets of Ivanhoe are stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Old SES. As a result, the unaudited condensed consolidated financial statements included in this report reflect (i) the historical operating results of Old SES prior to the Business Combination; (ii) the combined results of the Company and Old SES following the Closing; (iii) the assets and liabilities of Old SES at their historical cost; and (iv) the Company’s equity structure for all periods presented as discussed below.

In connection with the Business Combination, the Company received $326.1 million in gross proceeds, including a contribution of $51.6 million of cash held in Ivanhoe’s trust account net of redemption of Ivanhoe Class A common stock held by Ivanhoe’s public stockholders and a $274.5 million private investment in public equity (the “PIPE Financing”) at $10.00 per share of Class A Common Stock, prior to the payment of transaction costs and other amounts.

At Closing, the following occurred:

●	Each share of Old SES common stock, excluding shares held by the SES Founder Group, and each redeemable convertible preferred share that was outstanding immediately prior to the Closing was cancelled and converted into a number of fully paid and nonassessable shares of Class A Common Stock equal to the Exchange Ratio, rounded down to the nearest whole number;
●	Each share of Old SES common stock held by the SES Founder Group that was outstanding immediately prior to the Closing was cancelled and converted into a number of fully paid and nonassessable shares of Class B Common Stock equal to the Exchange Ratio, rounded down to the nearest whole number;
●	Each Old SES restricted share that was granted and subject to restrictions (including vesting) immediately prior to the Closing was assumed by the Company and converted into a number of shares of restricted Class A Common Stock equal to the Exchange Ratio, rounded down to the nearest whole number, which remain subject to the same terms and conditions as were applicable prior to the Closing; and
●	Each Old SES option that was outstanding immediately prior to the Closing, whether vested or unvested, was assumed by the Company and converted into an option to acquire Class A Common Stock with the same terms as were applicable prior to the Closing, except for the number of shares exercisable and the exercise price, each of which was adjusted using the Exchange Ratio, rounded down to the nearest whole number.

Additionally, (i) in connection with the Domestication on February 2, 2022, 6,900,000 shares of Ivanhoe’s Class B ordinary shares held by the Sponsor converted, on a one-for-one basis, into shares of Class B Common Stock and at Closing converted into an equal number of Class A Common Stock and (ii) at Closing, holders of Old SES common stock, redeemable convertible preferred stock, options and restricted shares received 29,999,947 earn-out shares of the Company’s common stock.

In connection with the Business Combination, the Company incurred $46.3 million of transaction costs, consisting of underwriting, legal, and other professional fees, of which $41.6 million was recorded to additional paid-in capital as a reduction of proceeds and the remaining $4.7 million was expensed immediately. Subsequent to the date of closing, $6.2 million of transaction costs recorded to additional paid-in capital related to the Business Combination and PIPE Financing was released.

The following table reconciles the elements of the Business Combination to the condensed consolidated statement of cash flows and the condensed consolidated statements of redeemable convertible preferred stock and stockholders’ equity as of the date of closing:

(in thousands)
Cash - Ivanhoe's trust and cash, net of redemptions	$51,590
Cash - PIPE Financing	274,500
Less: Non-Transaction costs relating to Ivanhoe in conjunction with Closing	(13,149)
Less: Transaction costs and advisory fees paid	(26,972)
Net proceeds from Business Combination and PIPE Financing at Closing	285,969
Less: Transaction costs paid post Closing	(3,029)
Financing cash inflow from Business Combination and PIPE Financing	282,940
Add: Transaction costs expensed relating to liabilities assumed upon the Business Combination	4,649
Less: Transactions costs paid on or before December 31, 2021	(3,334)
Less: Sponsor Earn-Out liability	(36,393)
Less: Liabilities assumed from Ivanhoe	(387)
Less: Accrued transaction costs	(12,954)
Net contributions from Business Combination and PIPE Financing	$234,521

The number of shares of common stock issued immediately following the consummation of the Business Combination:

Number of Shares
Ivanhoe Class A common stock, outstanding prior to Business Combination	27,600,000
Less: Redemption of Ivanhoe Class A common stock	(22,455,850)
Ivanhoe Class A common stock, net of redemptions	5,144,150
Ivanhoe Class B ordinary shares, converted to Class A Common Stock upon Closing	6,900,000
Total Ivanhoe Class A Common Stock	12,044,150
PIPE Investors — Class A Common Stock	27,450,000
Old SES common and preferred shares (other than SES Founder Group) converted to Class A Common Stock	236,221,766
Old SES Restricted Shares converted to restricted shares of Class A Common Stock	2,273,727
SES Founder Group shares of common stock converted to shares of Class B Common Stock	39,881,455
Founder Earn-Out Shares (Class B Common Stock)	3,999,796
Earn-Out Shares (Class A Common Stock)	23,691,182
Earn-Out Restricted Shares (Class A Common Stock)	2,308,969
Total	347,871,045
Less: Shares of Old SES outstanding prior to Business Combination and PIPE Financing	(276,103,221)
Business Combination and PIPE Financing Shares	71,767,824

Note 4.  Cash and Cash Equivalents

Cash, cash equivalents, and restricted cash consisted of the following:

(in thousands)	September 30, 2022	December 31, 2021
Cash	$23,474	$157,483
Money market funds	371,190	3,014
Total cash and cash equivalents	394,664	160,497
Restricted cash included in prepaid expenses and other current assets and other assets	489	547
Total cash, cash equivalents, and restricted cash shown in the condensed consolidated statements of cash flows(1) (2)	$395,153	$161,044

(1) As of September 30, 2022, all cash, cash equivalents, and restricted cash were Level 1 in the fair value hierarchy.

(2) As of December 31, 2021, all cash and cash equivalents were Level 1 and all restricted cash was Level 2 in the fair value hierarchy.

Note 5.  Accrued Expenses and Other Current Liabilities

The components of accrued expenses and other current liabilities consisted of the following:

(in thousands)	September 30, 2022	December 31, 2021
Accruals for construction of property and equipment	$4,348	$71
Accrued professional services	2,039	1,099
Income taxes payable	509	226
Advance payments received under joint development agreements	136	1,978
Other	3,837	2,899
Accrued expenses and other current liabilities	$10,869	$6,273

Note 6.  Sponsor Earn-Out Liability

The Sponsor Earn-Out liability has been measured at its estimated fair value using Level 3 inputs in a Monte Carlo simulation valuation model. Inherent in the valuation model are assumptions related to expected stock price volatility, risk-free interest rate, expected life, and dividend yield. The Company estimates the volatility of its common stock by using an average of historical volatilities of select peer companies’ common stock that matches the expected remaining term of the awards. The risk-free interest rate is based on the U.S. Treasury yield curve for zero-coupon U.S. Treasury notes with maturities corresponding to the expected remaining life of the awards, which is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The key inputs into the Monte Carlo simulation model for the Sponsor Earn-Out liability were as follows at their measurement dates:

	September 30, 2022	February 3, 2022 (Closing Date)
Stock price	$4.88	$7.68
Expected volatility	82.0%	81.0%
Risk free rate	4.05%	1.63%
Contractual term (in years)	4.3	5.0
Expected dividends	0%	0%

The following table provides a reconciliation of the beginning and ending balances for the Sponsor Earn-Out liability:

(in thousands)
Balance as of December 31, 2021	$—
Additions during the period	36,393
Change in fair value	(16,400)
Balance as of September 30, 2022	$19,993

There was no transfer in or out of Level 3 measurements during the three and nine months ended September 30, 2022.

Note 7.  Leases

The Company’s operating leases consist primarily of leases for office and plant spaces. Certain of the Company’s operating leases include escalating rental payments, some of which include the option to extend the lease term for up to 5 years, and some include options to terminate the lease at certain times within the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company’s total operating lease cost was $0.6 million and $1.7 million for the three and nine months ended September 30, 2022, respectively. For the three and nine months ended September 30, 2021, total rental expense was $0.5 million and $1.2 million, respectively. Cash paid for amounts included in the measurement of lease liabilities was $2.0 million for the nine months ended September 30, 2022.

The following table summarizes the future minimum undiscounted lease payments under operating leases as of September 30, 2022:

Years Ending December 31,	(in thousands)
2022 (remaining)	$313
2023	2,627
2024	2,673
2025	2,731
2026	2,044
Thereafter	4,516
Total future minimum lease payments	14,904
Less: imputed interest	(3,022)
Total future minimum lease payments	$11,882

As of September 30, 2022, the weighted average remaining lease term for operating leases was 6.6 years and the weighted average discount rate used to determine the operating lease liability was 6.2%.

In October 2022, the Company entered into an amendment to the operating lease agreement for its Boston facility to add additional space. Pursuant to the amendment, the landlord has agreed to construct an addition to the existing facility for such additional space, which the Company anticipates will be completed in the third quarter of 2023, triggering the commencement of the amended lease. The additional space will consist of approximately 5,000 square feet and the total base rent payments for the addition through the expected 8 year term will be approximately $1.5 million.

Note 8.  Commitments and Contingencies

Commitments

The Company has entered into multiple Joint Development Agreements (each a “JDA” and collectively referred to as the “JDAs”) with strategic original equipment manufacturers of automotives (“OEM Partners”) to develop A-Sample battery cells over the next two to three years. Under the terms of the JDAs, the Company is committed to undertake certain research and development activities to the benefit of both itself and its OEM Partners which involves expenditures related to engineering efforts and purchases of related equipment with an agreed-upon value of up to $50 million.

On September 13, 2022, the Company entered into a Share Purchase Agreement (the “SPA”), to purchase a minority interest in a supply chain partner. The transaction is expected to close in the fourth quarter of 2022.

Legal Contingencies

From time-to-time, the Company may be subject to claims arising in the ordinary course of business or become involved in litigation or other legal proceedings. While the outcome of such claims or other proceedings cannot be predicted with certainty, the Company’s management expects that any such liabilities, to the extent not provided for by insurance or otherwise, would not have a material effect on the Company’s financial condition, results of operations or cash flows.

Indemnifications

The Company enters into indemnification provisions under agreements with other companies in the ordinary course of business, including, but not limited to, partnerships, landlords, vendors, and contractors. Pursuant to these arrangements, the Company agrees to indemnify, defend, and hold harmless the indemnified party for certain losses suffered or incurred by the indemnified party as a result of the Company’s activities. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification provisions. In addition, the Company indemnifies its officers, directors, and certain key employees against claims made with respect to matters that arise while they are serving in their respective capacities as such, subject to certain limitations set forth under applicable law, and applicable indemnification agreements. The Company maintains insurance, including commercial general liability insurance, product liability insurance, and directors and officers insurance to offset certain potential liabilities under these indemnification provisions. To date, there have been no claims under these indemnification provisions.

Note 9.   Income Taxes

The Company’s effective tax rate for the three and nine months ended September 30, 2022 was (0.50)% and (0.74)%, respectively, compared with (0.04)% and (0.12)% for the three and nine months ended September 30, 2021 respectively. The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 21% principally results from income taxes on earnings from its foreign tax jurisdictions offset by losses generated in the U.S. where no benefit was recorded because the Company had fully reserved its deferred tax assets as of September 30, 2022 and December 31, 2021 and the recording of uncertain tax positions and interest expense.

The Company’s deferred tax assets principally result from U.S. net operating loss carryforwards and research and development credits. Utilization of these attributes is dependent upon future levels of taxable income and may be subject to annual limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code. Such limitations may result in the expiration of these attributes before their utilization. The Company is evaluating the impact of the equity transactions that have occurred during the three and nine months ended September 30, 2022, however it does not believe there will be a material impact to the attributes.

As of September 30, 2022, there were no significant changes to the total amount of unrecognized tax benefits.

Note 10.  Stock-Based Compensation

Old SES established its initial share incentive plan in 2013 (the “2013 Plan”), which was subsequently replaced with a new share incentive plan in 2018 (the “2018 Plan”). Under the terms of the 2013 Plan and 2018 Plan certain shares were reserved for the issuance of incentive stock options (“ISOs”) and non-statutory stock options (“NSOs”) to employees, officers, directors, consultants and advisors. On March 30, 2021, the Company amended the 2018 Plan with the SES Holdings Pte. Ltd. 2021 Share Incentive Plan (the “2021 Plan”) and increased the total shares reserved for future issuance by 486,975 shares. Upon approval of the 2021 Plan, any shares that, as of the date of stockholder approval, were reserved but not issued pursuant to any awards granted under the Company’s 2018 Plan were rolled into the 2021 Plan. In addition, any shares subject to stock options or similar awards granted under the 2018 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2018 Plan that are forfeited or repurchased by the Company would be rolled into the 2021 Plan. The 2021 Plan provided for the discretionary grant of ISOs, NSOs, and RSAs.

In connection with the Business Combination, the 2021 Plan was terminated and the remaining unallocated share reserve was cancelled and no new awards will be granted under the 2021 Plan. 20,748,976 options and 2,273,727 RSAs (as converted, due to retroactive application of reverse recapitalization) outstanding under the 2021 Plan at Closing were assumed by the Company under the SES AI Corporation 2021 Plan (defined below). The options and RSAs generally vest 25% upon completion of one year of service and 1/48 per month thereafter, however in certain instances options have been granted with immediate vesting. The assumed options generally expire 10 years from the date of grant.

SES AI Corporation 2021 Plan

In connection with the Business Combination, the Company adopted the SES AI Corporation 2021 Incentive Award Plan (the “SES AI Corporation 2021 Plan”) under which 36,862,002 shares of Class A Common Stock were initially reserved for issuance of ISOs, NSOs, stock appreciation rights, RSAs, RSUs, PSUs, other stock-based awards, other cash-based awards, and dividend equivalents. In addition and subject to certain limitations, any shares subject to awards granted under the 2021 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2021 Plan that are forfeited or repurchased by the Company shall roll into the SES AI Corporation 2021 Plan. The SES AI Corporation 2021 Plan allows for the maximum number of shares issuable to automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2022 and ending on (and including) January 1, 2031, in an amount equal to two percent of the total number of shares of Class A Common Stock outstanding on December 31st of the preceding year.

During the nine months ended September 30, 2022, the Company granted 2,116,942 PSUs and 2,920,755 RSUs, net of forfeitures, respectively. As of September 30, 2022, the Company had 32,639,849 shares of Class A Common Stock reserved for future issuance of equity awards to employees, officers, directors, or consultants under the SES AI Corporation 2021 Plan.

Earn-Out Restricted Shares

The Earn-Out Restricted Shares has been measured at its estimated fair value as of the grant date using Level 3 inputs in a Monte Carlo simulation valuation model. The aggregate grant date fair value of the Earn-Out Restricted Shares is $15.8 million. Inherent in the valuation model are assumptions related to expected stock price volatility, risk-free interest rate, expected life, and dividend yield. The Company estimates the volatility of its common stock by using an average of historical volatilities of select peer companies’ common stock that matches the expected remaining term of the awards. The risk-free interest rate is based on the U.S. Treasury yield curve for zero-coupon U.S. Treasury notes with maturities corresponding to the expected remaining life of the awards, which is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The key inputs into the Monte Carlo simulation model for the Earn-Out Restricted Shares were as follows at the measurement date:

February 3, 2022 (Closing Date)
Expected stock price	$7.68
Expected volatility	81.0%
Risk-free rate	1.63%
Expected term (in years)	5.0

Stock-based Compensation Expense

The Company’s stock-based compensation included in its condensed consolidated statements of operations and comprehensive loss was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2022	2021	2022	2021
Research and development	$2,417	$34	$4,678	$246
General and administrative	4,797	2,753	11,269	2,884
Total stock-based compensation (1)	$7,214	$2,787	$15,947	$3,130
(1)	Includes $2.2 million and $5.8 million of stock-based compensation expense recorded for the Earn-Out Restricted Shares during the three and nine months ended September 30, 2022, respectively. Additionally, includes $3.0 million and $4.8 million of stock-based compensation expense recorded for the RSUs and $1.4 million and $2.4 million of stock-based compensation expense recorded for the PSUs during the three and nine months ended September 30, 2022, respectively.

No income tax benefit was recognized for this compensation expense in the condensed consolidated statements of operations and comprehensive loss, as the Company does not anticipate realizing any such benefit in the near future. As of September 30, 2022, there was $45.8 million of total unrecognized stock-based compensation cost, of which $20.1 million is related to unvested RSUs, $10.2 million is related to unvested PSUs, $7.5 million is related to unvested RSAs, $7.0 million is related to unvested Earn-Out Restricted shares, and $1.0 million is related to unvested stock options, respectively, which the Company expects to recognize over an estimated weighted-average period of 2.5 years, 2.1 years, 2.5 years, 0.8 years, and 2.4 years, respectively.

Note 11. Stockholders’ Equity

Common Stock

On February 4, 2022, the Class A Common Stock and Warrants began trading on the New York Stock Exchange under the ticker symbols “SES” and “SES WS,” respectively.

Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 2,100,000,000 shares of Class A Common Stock, par value $0.0001 per share and 200,000,000 shares of Class B Common Stock, par value $0.0001 per share.

As of September 30, 2022, the Company had 305,891,287 and 43,881,251 shares of Class A Common Stock and Class B Common Stock issued and outstanding, respectively. For accounting purposes, only shares that are fully vested or are not subject to repurchase are considered issued and outstanding.

Below is a reconciliation of shares of common stock issued and outstanding:

September 30, 2022
Total shares of common stock legally issued and outstanding	349,772,538
Less: Shares subject to future vesting:
Escrowed Earn-Out Shares	(27,690,978)
Sponsor Earn-Out Shares	(5,520,000)
Earn-Out Restricted Shares	(1,952,336)
RSAs	(1,505,944)
Total shares issued and outstanding	313,103,280

Prior to the Business Combination, Old SES had outstanding shares of Series A, Series B, Series C, Series C plus, Series D, and Series D plus redeemable convertible preferred stock. Upon the Closing, holders of these outstanding redeemable convertible preferred stock received shares of the Company’s common stock in an amount determined by application of the Exchange Ratio, as discussed in “Note 3 — Business Combination.”

The rights of holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting. The holder of each share of Class A Common Stock is entitled to one vote, while the holder of each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible on a one-for-one basis into a share of Class A Common Stock at the holder’s option or otherwise automatically upon the occurrence of certain events, namely: (i) each share of Class B Common Stock that is transferred by SES Founder Group, or certain permitted transferee holders (“Qualified Holders”), will convert into a share of Class A Common Stock; (ii) all outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock if the SES Founder Group or Qualified

Holders collectively cease to beneficially own at least 20 percent of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the SES Founder Group and Qualified Holders of Class B Common Stock as of the time the Business Combination took effect; or (iii) all outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock upon the date specified by the affirmative vote of the holders of at least two-thirds of the then-outstanding shares of Class B Common Stock, voting as a separate class. Each outstanding share of Class B Common Stock is entitled to ten votes per share and each outstanding share of Class A Common Stock is entitled to one vote per share.

Class A Common Stock and Class B Common Stock are referred to as Common Stock throughout the notes to these financial statements, unless otherwise noted.

Preferred Stock

Pursuant to the Company’s certificate of incorporation, the Company is authorized to issue 20,000,000 shares of preferred stock having a par value of $0.0001 per share. The Company’s board of directors has the authority to issue preferred stock and to determine the rights, preferences, privileges, and restrictions, including voting rights of such preferred stock. As of September 30, 2022, no shares of the Company’s preferred stock were issued and outstanding.

Dividends

Common stock is entitled to dividends when and if declared by the Company’s board of directors, subject to the rights of all classes of stock outstanding having priority rights to dividends. The Company has not paid any cash dividends on common stock to date. The Company may retain future earnings, if any, for the further development and expansion of its business and has no current plans to pay cash dividends for the foreseeable future.

Common Stock Warrants

Prior to the Business Combination, Ivanhoe issued 9,200,000 Public Warrants and 5,013,333 Private Warrants. Prior to the Business Combination, Ivanhoe amended the terms of the Warrants, as discussed in “Significant Accounting Policies – Common Stock Warrants” in Note 2 – Basis of Presentation, resulting in the Warrants being classified as a component of stockholders’ equity. There is an effective registration statement and prospectus relating to the shares issuable upon exercise of the Warrants.

Public Warrants

Public Warrants have an exercise price of $11.50 and the Company may, in its sole discretion, reduce the exercise price of the Public Warrants to induce early exercise, provided that adequate notice is provided to warrant holders pursuant to the terms of the Warrant Agreement. The exercise price and number of shares of Class A Common Stock issuable upon exercise of the Warrants may also be adjusted in certain circumstances including in the event of a share dividend, recapitalization, reorganization, merger or consolidation. In no event is the Company required to net cash settle the Public Warrants.

The Public Warrants became exercisable 30 days following the Business Combination and expire at the earliest of five years following the Business Combination, liquidation of the Company, or the date of redemption elected at our option provided that the value of the Class A Common Stock exceeds $18.00 per share.

Under certain circumstances, the Company may elect to redeem the Public Warrants at a redemption price of $0.01 per Public Warrant at any time during the term of the Warrant in which the Class A Common Stock share trading price has been at least $18.00 per share for 20 trading days within the 30 trading-day period. If the Company elects to redeem the Warrants, it must notify the Public Warrant holders in advance, who would then have at least 30 days from the date of notification to exercise their respective Warrants. If any such Warrants are not exercised within that 30-day period, they will be redeemed pursuant to this provision.

As of September 30, 2022, the Company had outstanding Public Warrants to purchase 9,199,947 shares of Class A Common Stock.

Private Warrants

The Private Warrants have similar terms to the Public Warrants, except that the Private Warrants are not redeemable. As of September 30, 2022, the Company had outstanding Private Warrants to purchase 5,013,333 shares of Class A Common Stock.

The Company has the following shares of common stock available for future issuance on an as-if converted basis:

	September 30, 2022	December 31, 2021
Shares reserved for issuance under the SES AI Corporation 2021 Plan	32,639,849	—
Shares reserved for issuance under the SES Holdings Pte. Ltd. 2021 Plan	—	599,782
Common stock options outstanding	18,724,863	20,747,909
Public Warrants	9,199,947	—
Private Warrants	5,013,333	—
RSUs	2,755,058	—
PSUs	2,116,942	—
Redeemable convertible preferred stock	—	213,960,286
RSAs	—	2,261,880
Total common stock available for future issuance	70,449,992	237,569,857

Note 12.  Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing net income (loss), as adjusted for changes in fair value recognized in earnings from equity contracts classified as liabilities, by the weighted average number of common shares outstanding and, when dilutive, common share equivalents from outstanding stock options and restricted stock units (using the treasury-stock method). The weighted-average number of common shares used in the computation of basic and diluted net income per share were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share and per share amounts)	2022	2021	2022	2021
Numerator:
Net loss attributable to common stockholders - basic	$(24,328)	$(10,625)	$(42,346)	$(21,006)

Denominator:
Weighted average shares of common stock outstanding - basic and diluted	311,680,656	60,861,409	280,859,250	60,808,744

Net loss per share attributable to common stockholders - basic and diluted	$(0.08)	$(0.17)	$(0.15)	$(0.35)

The number of common stock equivalents excluded from the computation of diluted net loss per share because either the effect would have been anti-dilutive, or the performance criteria related to such shares and awards had not been met, were as follows:

	As of September 30,
	2022	2021
Escrowed Earn-Out Shares	27,690,978	—
Options to purchase common stock	18,724,863	21,935,887
Public Warrants	9,199,947	—
Sponsor Earn-Out Shares	5,520,000	—
Private Warrants	5,013,333	—
Unvested RSUs	2,755,058	—
Unvested PSUs	2,116,942	—
Earn-Out Restricted Shares	1,952,336	—
Unvested RSAs	1,505,944	—
Redeemable convertible preferred stock	—	213,961,063
Total	74,479,401	235,896,950

Note 13.  Related-Party Transactions

As of September 30, 2022 and December 31, 2021, General Motors Company and its affiliates (“GM”) were considered a related party due to their board representation and the board member’s employment position at GM, as well as GM holding more than 10% of the Company’s Class A Common Stock.

In February 2021, the Company executed a JDA with GM Global Technology Operations LLC (“GM Technology”) and General Motors Holdings LLC (“GM Holdings”), to jointly Research and Develop (“R&D”) an A-Sample battery cell and build-out a prototype manufacturing line for GM Technology. GM Technology is an affiliate of GM Ventures and a subsidiary of GM Holdings, both stockholders of the Company. GM Holdings is also a subsidiary of GM. During the three and nine months ended September 30, 2022, the Company recorded $1.5 million and $5.0 million, respectively, pursuant to the terms of the JDA, as a credit to research and development expense in its condensed consolidated statement of operations and comprehensive income (loss). As of September 30, 2022, $2.0 million was outstanding as receivable from related party as disclosed in its condensed consolidated balance sheets.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The following discussion and analysis should be read in conjunction with the accompanying unaudited interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 and the related notes included in this Quarterly Report on Form 10-Q and our audited consolidated  financial statements as of and for the years ended December 31, 2021 and 2020 and the related notes contained in Exhibit 99.1 of Amendment No. 1 to the Current Report on Form 8-K filed with the SEC on March 31, 2022 (the “Super 8-K Amendment”). This Quarterly Report on Form 10-Q includes forward-looking statements. These forward-looking statements within the meaning of the federal securities law are based on our current expectations and beliefs concerning future developments and their potential effects on us. These forward-looking statements are not statements of historical fact and may include statements regarding possible or assumed future results of operations. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that might cause or contribute to such forward-looking statements include, but are not limited to, those set forth in Part II, Item 1A of this Quarterly Report on Form 10-Q and in Item 1A. Risk Factors in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2022 (the “2021 Annual Report”). Unless the context otherwise requires, references in this section to “the Company”, “we”, “us” and “our” refer to the business and operations of SES Holdings Pte. Ltd. (“Old SES”) and its consolidated subsidiaries prior to the Business Combination and to SES AI Corporation and its consolidated subsidiaries following the Closing. References in this section to our future plans that indicate the timing of when we expect such plans to be completed by a certain year mean at any point during that year.

Overview

SES is engaged in the development and production of high-performance, Lithium-Metal (“Li-Metal”) rechargeable battery technology for EVs and other applications. Since our founding in 2012, we have been committed to developing the world’s most advanced EV batteries. Our Li-Metal batteries have been designed to combine the high energy density of Li-Metal with cost-effective, large-scale manufacturability of conventional Lithium-ion batteries.

We are a pre-commercialization stage company with no revenue to date. The Company spent $11.5 million and $28.7 million on research and development activities, of which $3.1 million and $9.0 million is reimbursable by original equipment manufacturers of automotives (“OEM Partners”) under our JDAs (defined below), during the three and nine months ended September 30, 2022, respectively.

We have incurred the following operating results for the periods noted:

●	$24.3 million net loss for the three months ended September 30, 2022; and $10.6 million net loss for the three months ended September 30, 2021.
●	$42.3 million net loss for the nine months ended September 30, 2022; and $21.0 million net loss for the nine months ended September 30, 2021.
●	We have an accumulated deficit of approximately $136.6 million from our inception through September 30, 2022.

Business Combination

On February 3, 2022 (the “Closing Date”), Ivanhoe Capital Acquisition Corp. (“Ivanhoe”), a Cayman Islands exempted company, and Wormhole Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct, wholly-owned subsidiary of Ivanhoe (“Amalgamation Sub”), consummated the previously announced business combination (the “Business Combination”) pursuant to which, among other things, Amalgamation Sub merged with and into Old SES, with Old SES surviving the Business Combination as a wholly-owned subsidiary of Ivanhoe. In connection with the closing of the Business Combination (the “Closing”), Ivanhoe migrated out of the Cayman Islands and domesticated as a Delaware corporation prior to the Closing (the “Domestication”) and changed its name to “SES AI Corporation.” See “Note 3 – Business Combination” for additional information about the business combination.

Key Trends, Opportunities and Uncertainties

As a pre-commercialization stage company, we believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below, and the Risk Factors set forth in Part II, Item 1A of this Quarterly Report on Form 10-Q and in Part I, Item 1A of the 2021 Annual Report.

Partnering with Industry-Leading OEMs

We have maintained a strong partnership with General Motors (“GM”) since 2015, when GM led our Series B financing, and since then, GM has invested approximately $70.0 million in our Company, including its investment in the PIPE Financing. GM is one of the world’s largest car companies, and has voiced its desire to be a leader in EVs. GM has announced plans to launch more than 30 new EV models by 2025 and only sell zero-emission vehicles by 2035. Our collaboration initially involved close technical and research and development collaboration on SES’s battery technology. In February 2021, we entered into a joint development agreement (“JDA”) with GM, valued at over $50.0 million, under which we will work with GM to develop an A-Sample battery cell with a capacity of almost 100 Ah.

We have also fostered a partnership with Hyundai, another global automobile leader. In December 2020, we entered into a pre-A Sample JDA with Hyundai. In May 2021, Hyundai made an investment of $50.0 million in our Series D plus funding round and signed an A-Sample JDA, under which we and Hyundai are collaborating to develop an A-Sample battery cell. We believe the Hyundai JDAs align our interests with those of Hyundai and will facilitate further collaboration in designing and developing our technology and products. Hyundai has also purchased $50.0 million of our Class A Common Stock in the PIPE Financing.

In December 2021, Honda became the third global automobile leader to enter into an A-Sample JDA with us. Honda purchased $75.0 million of our Class A Common Stock in the PIPE Financing as the single largest PIPE Financing investor.

The JDAs with GM, Hyundai and Honda do not represent commitments by these manufacturers to purchase our Li-Metal battery cells and are focused only on development. Although the JDAs have set timeframes for the attainment of certain development milestones, these timeframes are objectives only and may be subject to ongoing elaboration and change by the parties. The JDAs also do not prohibit GM, Hyundai, Honda or SES from entering into new agreements with other automobile or battery companies.

We believe that our products will experience swift market adoption due to our current strategic partnerships with global leading OEMs GM, Hyundai and Honda. We plan to collaborate with other OEMs to expedite such adoption and increase market acceptance of our Li-Metal battery over time. We expect to form strategic joint ventures with one or more battery makers or OEMs to support the build-out of our Expansion I Facility (as defined below).

Product and Manufacturing Process Development

Our product development activities concentrate on making further improvements to our battery technology, including improvements to battery performance and cost. Major development efforts include, but are not limited to:

●	Scale-up: Our design is further being customized with and validated by several OEMs. Based on our collaborations with OEMs, we believe that a roughly 100 Ah cell-size manufactured at GWh scale (five to seven cells-per-minute) is needed to achieve commercialization in EVs at a large, global scale. We are developing processes and equipment to scale up the manufacturing of current cell design from three to nine Ah capacity to approximately 100 Ah.
●	Module and pack design: Li-Metal cells must be integrated into modules and packs as part of their integration into vehicles. We have active development in integration of our Li-Metal cells in modules to ensure that our Li-Metal cells perform as intended once they are integrated into modules and vehicles.
●	Advanced artificial intelligence (“AI”) software and battery management systems (“BMS”): Software is critical to ongoing monitoring of battery health and safety. We continue to develop advanced AI algorithms to diagnose battery cell-related health issues, develop advanced control algorithms and charging methods to enhance cycle life and safety, and port such software on to a BMS that could be integrated into a battery pack.
●	Advanced materials and coatings: We continue to research and develop advanced electrolyte and anodes to further improve cycle life and safety. In addition, we also continue to develop novel methods of laminating or depositing lithium metal anode that can be deployed at commercial GWh scale.
●	Cathode materials and design: We develop our Li-Metal cells for a variety of different cathode materials, cathode design and cathode processing methods that can provide ultra-high energy density and/or significant cost-reduction.
●	Lithium metal recycling: Along with other battery components that are already being recycled today, Li-Metal foil will also need to be recycled in the future. We continue to explore methods of recycling that are productive and cost-effective.

With 63 granted patents and 56 pending patent applications as of September 30, 2022 and ten years of research and development experience, we have a history of technological innovation. We have a strong research and development team, including employees with expertise in all aspects of the development process, including materials science, chemistry, engineering and software. We intend to make significant investments in research and development and the recruitment of top technical and engineering talent to improve our battery technology. As we grow our team and pilot facilities in Shanghai and South Korea, our materials consumption and the rate of cash utilization as a function of time will also increase significantly.

Commercialization

We are currently working to develop and initially produce A-Sample batteries with specifications required by OEMs for their EVs, with the goal of achieving the development and initial production of B-Sample batteries in 2023 and C-Sample batteries in 2024, which we expect to enable us to commence commercial production of our technology in 2025. Phase I of our Pilot Facility in Shanghai was completed and ready-to-use in March 2022 and fully operational in the third quarter of 2022, and our pilot facility in South Korea was completed and ready-to-use in September 2022. We intend to continue to focus on improving manufacturing processes, enhancing cell performance and quality, developing new materials, and training our machine learning model, all of which we expect to help us achieve our commercialization goal. We expect to expand our facilities in Shanghai and South Korea in 2023, and work with our OEM partners to build facilities for eventual C-Sample battery development and production ahead of this planned commercial production.

Competition

The battery market, like the EV market it services, is fast-growing, extremely competitive and driven by the innovation of both large incumbents and emerging entrants like SES. We acknowledge that the incumbents and other emerging entrants may have greater resources to invest in advancing their technologies, access to more potential customers, or strategic relationships with OEMs (or other third parties) that may give them a competitive edge. We further acknowledge that these disparities, where they exist, have the potential to harm our business, results of operations or financial condition.

Capital Needs

We have incurred net losses and negative cash flows from operations since our inception. Assuming we experience no significant delays in the research and development of our Li-Metal battery, we believe that our cash resources are sufficient to fund us to commercialization. For more information, see “Liquidity and Capital Resources” below.

Government Regulation and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in vehicles, factory safety and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market.

Impact of COVID-19

COVID-19 has had, and continues to have, a significant impact around the world, including, but not limited to, an impact on general economic conditions, trade and financing markets and changes in customer behavior, and significant uncertainty in the overall continuity in business operations. COVID 19 has also disrupted the manufacturing, delivery and overall supply chain of manufacturers and suppliers of EVs and EV batteries. In particular, COVID 19 may cause an increase in costs resulting from the efforts of manufacturers of EVs or EV batteries to mitigate the effects of COVID 19 and delays in EV manufacturers’ schedules to full commercial production of EVs and disruptions to these supply chains, among other negative effects.

Previous spikes in COVID-19 cases in Shanghai resulted in government-mandated temporary shutdowns at our Shanghai facility in April 2022, causing a delay of over a month in our development, testing and manufacturing efforts and in our product schedule and our ability to obtain materials from our suppliers in the affected area. The government-mandated shutdown was lifted on June 1, 2022 and the Shanghai facility has re-opened. If our workforce is unable to work effectively, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, our operations will be adversely affected.

We continue to monitor closely the impact of COVID 19 on all aspects of our business and geographies, including its impact on our employees, suppliers, business partners and potential distribution channels and customers. The extent to which the COVID 19 pandemic may continue to affect our business will depend on continued developments, such as the emergence of new variants and status of governmental measures to combat it, which are uncertain and cannot be predicted. Even as the effects of the COVID 19 pandemic have subsided, we may continue to suffer an adverse effect on our business due to possible longer-term global economic effects of COVID-19, including any economic recession. If the immediate or prolonged effects of the COVID 19 pandemic have a significant adverse impact on government finances, it would create uncertainty as to the continuing availability of incentives related to EV purchases and other governmental support programs. In addition, a recurrence of COVID 19 cases or an emergence of additional variants or strains could cause other widespread or more severe impacts depending on where infection rates are highest.

Components of Results of Operations

We are an early-stage growth company in the pre-commercialization stage of development, and conduct our business through one operating segment. We have not generated any revenue from sales to customers, and our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Our ability in the future to generate revenue sufficient to achieve profitability will depend largely on the successful development of our products. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical results of operations.

Research and Development

Research and development expenses consist primarily of costs incurred for salaries and personnel-related expenses, including stock-based compensation expense, for scientists, experienced engineers and technicians, expenses for materials and supplies used in product research and development, process engineering efforts and testing, as well as payments to consultants, patent related legal costs, depreciation, and allocated facilities and information technology costs. As we attempt to develop a battery cell with acceptable performance, yields and costs, we anticipate that research and development and related expenses will increase significantly for the foreseeable future as a result of additional hiring of scientists, engineers and technicians and investment in additional plant and equipment for product development, building prototypes and testing of battery cells.

General and Administrative

General and administrative expenses consist primarily of costs incurred for salaries and personnel-related expenses, including stock-based compensation expense, for our finance, legal and human resource functions, expenses for director and officer insurance, outside contractor and professional service fees, audit and compliance expenses, legal, accounting and other advisory services, as well as allocated facilities and information technology costs including depreciation. We continue to expand our personnel headcount to support our growth and operations as a public company. Accordingly, we expect our general and administrative expenses to increase in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect to incur customer and sales support and advertising costs.

Results of Operations

The following table sets forth our historical operating results for the periods indicated:

Operating Expenses

	Three Months Ended September 30,		$	%
(in thousands)	2022	2021	Change	Change
Research and development	$8,421	$3,684	$4,737	129%
General and administrative	13,308	7,004	6,304	90%
Total operating expenses	$21,729	$10,688	$11,041	103%

	Nine Months Ended September 30,		$	%
(in thousands)	2022	2021	Change	Change
Research and development	$19,680	$10,332	$9,348	90%
General and administrative	40,305	11,509	28,796	250%
Total operating expenses	$59,985	$21,841	$38,144	175%

Research and Development

Research and development expenses for the three months ended September 30, 2022 increased $4.7 million, or 129%, to $8.4 million, compared with $3.7 million for the three months ended September 30, 2021. The increase primarily resulted from a $3.3 million increase in personnel costs mainly attributable to our growth in headcount in support of our ongoing research and development efforts for battery cell development, which included $2.4 million of stock-based compensation expense that primarily relates to restricted earnout shares issued as part of the Business Combination transaction in February 2022 and RSUs and PSUs issued in April 2022. Further, there was a $1.3 million increase in software development costs related to our advanced AI software and BMS and a $0.9 million increase in expenses for lab consumables and material supplies. The remainder of the increase was attributable to immaterial other spend. These increases were partly offset by $1.2 million of increased credits to research and development expense, which are amounts invoiced pursuant to the JDAs.

Research and development expenses for the nine months ended September 30, 2022 increased $9.3 million, or 90%, to $19.7 million, compared with $10.3 million for the nine months ended September 30, 2021. The increase primarily resulted from a $6.2 million increase in personnel costs mainly attributable to our growth in headcount in support of our ongoing research and development efforts for battery cell development, which included $4.4 million of stock-based compensation expense that primarily relates to restricted earnout shares issued as part of the Business Combination transaction in February 2022 and RSUs and PSUs issued in April 2022. Further, there was a $3.2 million increase in software development costs related to our advanced AI software and BMS, a $1.7 million increase in expenses for lab consumables and material supplies, and a $1.0 million increase in facility costs due to utilities and depreciation expenses. The remainder of the increase was attributable to immaterial other spend. These increases were partly offset by $2.9 million of increased credits to research and development expense, which are amounts invoiced pursuant to the JDAs.

General and Administrative

General and administrative expenses for the three months ended September 30, 2022 increased $6.3 million, or 90%, to $13.3 million, compared with $7.0 million for the three months ended September 30, 2021. This increase primarily resulted from a $3.6 million increase in personnel costs mainly attributable to our growth in headcount to support our operations as a public company, which included $2.0 million of stock-based compensation expense that primarily relates to restricted earnout shares issued as part of the Business Combination transaction in February 2022 and RSUs and PSUs issued in April 2022. Further, there was a $2.0 million increase in insurance expense to cover potential liabilities under our indemnification obligations to our directors and certain officers of the Company, a $0.3 million increase in professional fees and outside services associated with external consulting, legal, audit and accounting services, and a $0.2 million increase in travel costs primarily related to the opening of the South Korea facility. The remainder of the increase was attributable to immaterial other spend.

General and administrative expenses for the nine months ended September 30, 2022 increased $28.8 million, or 250%, to $40.3 million, compared with $11.5 million for the nine months ended September 30, 2021. This increase primarily resulted from a $13.1 million increase in personnel costs mainly attributable to our growth in headcount to support our operations as a public company, which included $8.4 million of stock-based compensation expense that primarily relates to restricted earnout shares issued as part of the Business Combination transaction in February 2022 and RSUs and PSUs issued in April 2022. Further, there was a $4.6 million increase due to deferred offering costs associated with the Sponsor Earn-Out liability, a $5.5 million increase in insurance expense to cover potential liabilities under our indemnification obligations to our directors and certain officers of the Company, a $3.0 million increase in professional fees and outside services associated with external consulting, legal, audit and accounting services, a $0.9 million increase in fees related to marketing and public relations for the Company, a $0.7 million increase in expenses primarily related to our offices in the U.S. and South Korea, a $0.4 million increase in travel costs primarily related to the opening of the South Korea facility. The remainder of the increase was attributable to immaterial other spend.

Non-Operating Items

Interest Income

During the three and nine months ended September 30, 2022, we had interest income of $2.0 million and $2.5 million, respectively, compared with $0.2 million for the three and nine months ended September 30, 2021. The $1.8 million and $2.3 million increase was primarily due to an increased investment in money market funds and an increase in interest rates during 2022.

Change of Fair Value of Earn-Out Liability, Net

During three and nine months ended September 30, 2022, we incurred a $4.9 million loss and a $16.4 million gain, respectively, associated with the change in fair value of the Sponsor Earn-Out liability. With the fair value of the Sponsor Earn-Out liability tied to the Company’s stock price, continued volatility in the stock price could result in further gains or losses resulting from the change in fair value. Refer to “Note 6 – Sponsor Earn-Out Liability” to the condensed consolidated financial statements for additional information.

Other (Expense) Income, Net

During the three months ended September 30, 2022, we had other income of $0.4 million, compared with other expense of $0.1 million for the three months ended September 30, 2021. The $0.5 million increase in other income was primarily the result of unrealized and realized foreign currency gains due to the strengthening of the U.S. dollar compared with the Chinese renminbi (RMB) and South Korean won (KRW).

During the nine months ended September 30, 2022, we had other expense of $0.9 million, compared with other income of $0.7 million for the nine months ended September 30, 2021. The $1.6 million increase in other expense was primarily the result of certain postemployment benefits and a gain recorded in the prior year from the forgiveness of the PPP loan received in 2020, partially offset by unrealized and realized foreign currency gains due to the strengthening of the U.S. dollar compared with the Chinese renminbi (RMB) and South Korean won (KRW).

Provision for Income Taxes

The provision for income taxes for the three and nine months ended September 30, 2022 and 2021 was immaterial.

Liquidity and Capital Resources

On February 3, 2022, as a result of the aforementioned Business Combination and PIPE Financing, we raised $282.9 million in net proceeds. Prior to that, since our inception we raised approximately $269.9 million of funding through the sales of our redeemable convertible preferred stock. As of September 30, 2022, we had total cash, cash equivalents and restricted cash of $395.2 million and an accumulated deficit of $136.6 million. As an early-stage growth company in the pre-commercialization stage of development, the net operating losses we have incurred since inception are consistent with our strategy and budget. We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least the next 12 months, and also sufficient to fund the expected expansion of our facilities in Shanghai and South Korea in 2023. However, additional funding may be required for a variety of reasons, including delays in expected development.

The proceeds raised from Business Combination and PIPE Financing will be used in future research and development activities and are sufficient for the building of manufacturing prototyping lines to facilitate the production of pre-manufacturing batteries by 2024. We have yet to generate any revenue from our business operations, and since inception, we have not achieved profitable operations or positive cash flows from our operations.

We plan to finance our operations with a combination of proceeds from the Business Combination, capital from investors, and if required in the future, loans from financial institutions, as well as anticipated future revenue from product sales. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity and/or debt financing and, over time, our ability to generate positive cash flows from operations.

As a result of the capital-intensive nature of our business, we expect to sustain substantial operating expenses without generating sufficient revenues to cover expenditures for a number of years. Over time, we expect that we will need to raise additional funds through a variety of possible methods, including, but not limited to, entry into joint ventures or other strategic arrangements, the issuance of equity, equity- related or debt securities or through obtaining credit from financial institutions. These funds are expected to finance our principal sources of liquidity, ongoing costs such as research and development relating to our batteries and the construction of manufacturing facilities, including the creation of our Expansion I Facility and Expansion II Facility.

If we were to require additional funding or otherwise determine it was beneficial to seek additional sources of financing or enter into other arrangements as described above, we believe that our debt-free balance sheet would enable us to access financing on reasonable terms. However, there can be no assurance that such additional capital would be available on attractive terms, if at all, when needed, which could be dilutive to stockholders. We may be forced to decrease our level of investment in product development or scale back our operations. Furthermore, the cost of debt could be higher than anticipated. There can also be no assurance that positive cash flow from operations can be achieved or sustained.

Summary of Cash Flows

The following table provides a summary of our cash flow data for the periods indicated:

	Nine Months Ended September 30,
(in thousands)	2022	2021
Cash (used in) provided by:
Operating activities	$(37,807)	$(17,804)
Investing activities	(10,645)	(141,673)
Financing activities	283,200	187,341
Effect of exchange rate changes on cash	(639)	48
Net increase in cash, cash equivalents and restricted cash	$234,109	$27,912

Operating Activities

Our cash flows used in operating activities to date have been primarily comprised of payroll, consumables and supplies related to research and development, expenditures and reimbursements related to our JDAs, and facilities expense and professional services for general and administrative activities. As we continue to ramp up hiring for research and development headcount to accelerate our engineering efforts, we expect our cash used in operating activities to increase significantly before we start to generate any material cash inflows from our operations.

Net cash used in operating activities of $37.8 million for the nine months ended September 30, 2022 was primarily attributable to net loss of $42.3 million as adjusted for a gain on change in fair value of Sponsor Earn-Out liability of $16.4 million, stock-based compensation expense of $15.9 million, and depreciation and amortization of $1.6 million, partially offset by a $3.8 million working capital cash inflow. The working capital cash inflow was driven by a $5.9 million decrease in receivable from related party and a $2.0 million increase in accrued expenses and other liabilities, partially offset by a $3.4 million increase in prepaids and other assets and a $0.8 million decrease in accounts payable. The decrease in receivable from related party was driven by activity from the JDAs. The increase in accrued expenses and other liabilities was primarily due to certain postemployment benefits. The increase in prepaids and other assets was primarily due to insurance costs to cover potential liabilities under our indemnification obligations to our directors and certain officers and receivables from our other JDAs. The decrease in accounts payable was primarily driven by the timing of payments.

Net cash used in operating activities of $17.8 million for the nine months ended September 30, 2021 was primarily attributable to net loss of $21.0 million, as adjusted for stock-based compensation expense of $3.1 million, depreciation and amortization of $1.3 million, and gain on the forgiveness of the PPP note payable of $0.8 million, partially offset by a $0.4 million working capital outflow. The working capital outflow was primarily driven by a $1.1 million increase in receivable from related party and a $1.1 million increase in prepaids and other assets, partially offset by a $1.2 million increase in accrued expenses and other liabilities and a $0.6 million increase in accounts payable. The increase in receivable from related party was primarily attributable to the GM JDA. The increase in prepaids and other assets was primarily due to prepaid rent and deposits related to the Shanghai facility. The increase in accrued expenses and other liabilities was primarily driven by increased marketing and public relations activity and an increase in accrued compensation costs. The increase in accounts payable was primarily driven by increased professional fees associated with external legal, consulting and accounting services.

Investing Activities

Net cash used in investing activities of $10.6 million for the nine months ended September 30, 2022 was attributable to purchases of property, plant and equipment related to our facilities in Shanghai and South Korea. We expect capital expenditures for the rest of 2022 to increase compared with the corresponding period in 2021 as we continue to invest in the build out of our manufacturing pre-production facility.

Net cash used in investing activities of $141.7 million for the nine months ended September 30, 2021 was attributable to the purchase of short-term investments of $150.8 million and the purchase of property and equipment of $4.0 million mainly related to lab machinery and equipment, various lab tools and instruments and patents attributable to lithium salt production and lithium battery management technologies, partially offset by the proceeds from maturities of short-term investments of $13.1 million.

Financing Activities

Net cash provided by financing activities of $283.2 million for the nine months ended September 30, 2022 was primarily attributable to proceeds received from the Business Combination and PIPE Financing, net of issuance costs.

Net cash provided by financing activities of $187.3 million for the nine months ended September 30, 2021 primarily related to proceeds received from the issuance of Series D redeemable convertible preferred stock.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations for cash expenditures as of September 30, 2022, and the periods in which these obligations are due:

	Short Term	Long Term	Total
Purchase obligations(1)	$15,440	$1,823	$17,263

(1) Purchase obligations include commitments for the purchase of lab supplies and equipment. These commitments are derived from purchase orders and supplier contracts.

Off-Balance Sheet Arrangements

As of September 30, 2022, we had a letter of credit issued by a financial institution totaling $0.5 million. The letter of credit relates to deposits the Company is required to maintain under one of its operating leases agreements. We have restricted cash that serves as collateral for this outstanding letter of credit that is included in other assets on our condensed consolidated balance sheet. No amounts have been drawn under the letter of credit.

Recent Accounting Pronouncements

See “Note 2 – Basis of Presentation” of our accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 included in this Quarterly Report on Form 10-Q for more information about recent accounting pronouncements, the timing of their adoption, and their potential impact on our financial condition, results of operations and cash flows.

Critical Accounting Estimates and Judgments

Our financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these unaudited condensed consolidated financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the unaudited condensed financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the unaudited condensed financial statements. Our significant accounting policies are described in “Note 2 – Basis of Presentation” of our accompanying unaudited condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 included in this Quarterly Report on Form 10-Q. We consider the following to be our critical accounting estimates as described below.

Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
Stock-Based Compensation

We record stock-based compensation expense according to the provisions of ASC Topic 718 – Stock Compensation. ASC Topic 718 requires all share-based awards to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.

Prior to the Business Combination, the grant date fair value of Old SES common stock was historically determined by its board of directors with the assistance of management and an independent valuation.

Post Business Combination, as our common stock is publicly traded, the fair value of our common stock is based on the closing market price on the date grants are made.

Under the provisions of ASC Topic 718, we determine the appropriate fair value model to be used for valuing share-based issuances and the amortization method for recording compensation cost, which can be impacted by the following assumptions:

●
expected term
●
expected volatility
●
expected dividend yield
●
risk-free interest rate
If we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of stock-based compensation expense reported

Description	Judgments and Uncertainties	Effect if Results Differ From Assumptions
Earn-Out Restricted Shares

The Earn-Out Restricted Shares are accounted for as a single tranche equity award issued to employees subject to time and share price vesting hurdle. These Earn-Out Restricted Shares have a share price vesting hurdle and are also subject to forfeiture if a recipient’s service terminates prior to the vesting. Pursuant to ASC 718 – Stock Compensation, we recognize stock-based compensation based on the fair value determined as of Closing with the assistance of management and an independent valuation.

Under the provisions of ASC Topic 718, we determine the appropriate fair value model to be used for valuing share-based issuances and the amortization method for recording compensation cost, which can be impacted by the following assumptions:

●
expected term
●
expected volatility
●
expected dividend yield
●
risk-free interest rate
●
probability of change of control
If we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of earn out reported in stockholder’s equity.
Sponsor Earn-out Liability

Certain Sponsor Earn-Out Shares are accounted for as a derivative liability measured at fair value, with changes in fair value recorded in the condensed consolidated statement of operations and comprehensive loss at each reporting period, because the earn-out events that determine the number of Sponsor Earn-Out Shares to be earned back by the Sponsor include events that are not solely indexed to the common stock of the Company.

The fair value of our common stock, which is publicly traded, is used in determining the fair value of the derivative liability at each valuation date with the assistance of management and an independent valuation.

We determine the appropriate fair value model to be used for valuing the derivative liability to record the change in fair value in our condensed consolidated statement of operations and comprehensive loss, which may be impacted by the following assumptions:

●
expected volatility
●
risk free rate
●
expected term
●
probability of change of control
If we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of earn out liability reported.
Leases

We adopted ASC 842, Leases, with an initial application date of January 1, 2022, using the modified retrospective method with certain optional transition relief.

At the lease commencement date, we recognized a right-of-use (“ROU”) asset and a lease liability for all leases, except short-term leases with an original term of 12 months or less. The ROU asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease.

Lease payments included in the measurement of lease liabilities consist of (1) fixed lease payments for the noncancelable lease term, (2) fixed lease payments for optional renewal periods where it is reasonably certain the renewal option will be exercised, and (3) variable lease payments that depend on an underlying index or rate, based on the index or rate in effect at lease commencement. Certain of the Company’s real estate lease agreements require variable lease payments that depend on an underlying index or rate established at lease commencement. Such payments and changes in payments based on a rate or index are recognized in operating expenses when incurred.

The measurement of lease liability depends on expected lease term with renewal options wherein it is reasonably certain that the renewal option will be exercised. Because the Company’s operating lease does not provide an implicit rate, the Company estimates its incremental borrowing rate at lease commencement date for borrowings on a collateralized basis over a similar term in a similar economic environment.

If we were to change any of these judgments or estimates, it could cause a material increase or decrease in the amount of ROU asset and lease liability reported.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and we have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of Ivanhoe’s IPO (December 31, 2027), (b) the last date of our fiscal year in which our total annual gross revenues are at least $1.07 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years. As of June 30, 2022, the market value of our common stock that was held by non-affiliates exceeded $700 million, therefore we will cease to be an “emerging growth company” as of December 31, 2022.

Other Information

The Company’s website is www.ses.ai. Information contained on the Company’s website is not part of this report. Information that we furnish to or file with the SEC, including the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to, or exhibits included in, these reports are made available for download, free of charge, through the Company’s website as soon as reasonably practicable. The Company’s SEC filings, including exhibits filed therewith, are also available directly on the SEC’s website at www.sec.gov.

The Company may use its website as a distribution channel of material company information.  Financial and other important information regarding the Company is routinely posted on and accessible through the Company’s website at www.ses.ai. Accordingly, investors should monitor this channel, in addition to following the Company’s press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this report.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of September 30, 2022, we had cash, cash equivalents, and restricted cash of $395.2 million consisting of U.S. Treasury money market funds and short-term mutual funds. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis point change in interest rates would not have a material effect on the fair market value of our cash and cash equivalents.

Foreign Currency Risk

The functional currency of all our entities and all its subsidiaries is the U.S. dollar, except for our subsidiaries in China and South Korea, which has Chinese renminbi (RMB) and South Korean won (KRW), respectively, as its functional currency, reflecting its principal operating economic environment. We expect to be exposed to both currency transaction remeasurement and translation risk. Foreign currency translation losses were $1.2 million and $2.5 million for the three and nine months ended September 30, 2022, respectively, compared with an immaterial amount in each of the respective prior year periods. These foreign translation losses were recorded in accumulated other comprehensive income (loss) within stockholders’ equity in the consolidated condensed balance sheets and were primarily due to the strengthening of the U.S. dollar to the Chinese renminbi (RMB) and South Korean won (KRW). We have not hedged such exposure, although we may do so in the future.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principle executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the fiscal quarter ended September 30, 2022, as such term is defined in Rules 13a-15(e) and 15d-15(e) under Securities Exchange Act of 1934, as amended (the “Exchange Act”). Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer have concluded that as of September 30, 2022, our disclosure controls and procedures were not effective due to material weaknesses in our internal control over financial reporting, as discussed in more detail below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Notwithstanding the identified material weaknesses, management, including our principal executive officer and principal financial officer, believes the condensed consolidated financial information included in this Quarterly Report on Form 10-Q fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Material Weaknesses

We previously identified two material weaknesses, as disclosed in our 2021 Annual Report and the Super 8-K Amendment. With respect to the first material weakness, our management concluded that Ivanhoe’s internal controls around the interpretation and accounting for certain complex financial instruments were not effectively designed or maintained. This material weakness resulted in the restatement of Ivanhoe’s audited balance sheet as of January 11, 2021, as previously revised in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on June 14, 2021 and its interim consolidated financial statements for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021.

The second material weakness for Old SES, which relates to the calculation of stock-based compensation expense and stock-based compensation disclosures, remains unremediated. We did not design or maintain an effective internal control environment that meets our accounting and reporting requirements. This material weakness resulted in the restatement of our interim consolidated financial statements for the three and nine months ended September 30, 2021, which were previously filed with the SEC in connection with the Business Combination. Additionally, this material weakness could result in a misstatement of the stock-based compensation and disclosures, and presentation of earnings per share that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected on a timely basis.

Changes in Internal Control over Financial Reporting

Other than the actions taken as described in “Management’s Remediation Initiatives” below to improve the Company’s internal control over financial reporting, there have been no changes in our internal control over financial reporting during the most recent fiscal quarter that materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Remediation Initiatives

We have taken the following steps towards remediation of the identified material weaknesses and to enhance our internal control over financial reporting:

●	We hired additional compliance, accounting, and financial staff with appropriate public company experience and technical knowledge, including qualified controllers in the US and South Korea, a senior manager of SOX (defined below), and a senior manager and manager of SEC reporting and technical accounting. We will continue utilizing third-party consultants to supplement our internal resources to execute key controls related to various financial reporting processes, as needed.
●	We improved our capabilities to identify, research, and prepare supporting documentation for technical accounting issues.
●	We engaged a global accounting advisory firm to assist with the documentation, evaluation, remediation, and testing of our internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
●	We have continued implementing new controls and redesigning existing controls, including transactional, review, IT and user access controls to mitigate the identified risks of material misstatements.
●	In addition to the above, we have worked with outside advisors to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting.

We have expended, and will continue to expend, a substantial amount of effort and resources for the remediation and improvement of our internal control over financial reporting. We will continue to work on improvements to our internal controls during 2022 as we assess and evaluate the controls intended to remediate the material weaknesses. We currently expect to remediate the material weaknesses by December 31, 2022; however, we cannot make any assurances that we will successfully remediate the material weaknesses within our anticipated timeframe. If we are unable to develop and maintain an effective system of internal controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (“SOX”), we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our stock price, business, and operating results.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be subject to claims arising in the ordinary course of business or become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

In addition to the other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the risk factors disclosed in “Part I, Item 1A” of the 2021 Annual Report, and the other reports that we have filed with the SEC. Any of the risks discussed in such reports, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations, financial condition or prospects. During the period covered by this Quarterly Report on Form 10-Q, there have been no material changes in our risk factors as previously disclosed except the following:

The uncertainty in global economic conditions and the risks relating to health epidemics, including the

COVID-19 pandemic, could have a material adverse effect on our business and results of operations. Our ability to operate in any respect may be interrupted by the current COVID-19 pandemic.

We face various risks relating to public health issues, including epidemics, pandemics, and other outbreaks, including the ongoing COVID-19 pandemic. The effects and potential effects of COVID-19 include, but are not limited to, its impact on general economic conditions, trade and financing markets and changes in customer behavior, and significant uncertainty in the overall continuity in business operations. COVID-19 has also disrupted the manufacturing, delivery and overall supply chain of EV manufacturers and suppliers and EV batteries. In particular, COVID-19 may cause an increase in costs resulting from the efforts of manufacturers of EVs or EV batteries to mitigate the effects of COVID-19 and delays in EV manufacturers’ schedules to full commercial production of EVs and disruptions to these supply chains, among other negative effects.

Following the re-opening of non-essential businesses and the easing of restrictions on non-essential in-person work, since the beginning of the year ended December 31, 2021, we have ramped up research and development hiring and increased our investment in in-person work.

However, measures that have been relaxed may be reimplemented if COVID-19 continues to spread. If, as a result of these measures, we have to limit the number of employees and contractors at any research and development or manufacturing facility at a given time, it could cause a delay in our development, testing and manufacturing efforts and a delay in our product schedule. For example, previous spikes in COVID-19 cases in Shanghai resulted in government-mandated temporary shutdowns at our Shanghai facility in April 2022, causing a delay of over a month in our development, testing and manufacturing efforts and in our product schedule and our ability to obtain materials from our suppliers in the affected area. The government-mandated shutdown was lifted on June 1, 2022 and the Shanghai facility has re-opened. There can be no assurances that other temporary shutdowns will not be imposed in the future. If our workforce is unable to work effectively, or if we are required to shut down our facilities on a more permanent basis, including due to illness, quarantines, government actions or other restrictions in connection with COVID-19, our operations will be adversely affected.

We continue to monitor closely the impact of COVID 19 on all aspects of our business and geographies, including its impact on our employees, suppliers, business partners and potential distribution channels and customers. The extent to which the COVID 19 pandemic may continue to affect our business will depend on continued developments, such as the emergence of new variants and status of governmental measures to combat it, which are uncertain and cannot be predicted. Even as the effects of the COVID 19 pandemic have subsided, we may continue to suffer an adverse effect on our business due to possible longer-term global economic effects of COVID-19, including any economic recession. If the immediate or prolonged effects of the COVID 19 pandemic have a significant adverse impact on government finances, it would create uncertainty as to the continuing availability of incentives related to EV purchases and other governmental support programs. In addition, a recurrence of COVID 19 cases or an emergence of additional variants or strains could cause other widespread or more severe impacts depending on where infection rates are highest.

We have incurred and will continue to incur increased costs related to becoming and operating as a public company, and our management will be required to devote substantial additional time to new compliance initiatives and corporate governance practices. Moreover, we have identified a material weakness in our internal control over financial reporting, and we may experience additional material weaknesses or significant deficiencies, or otherwise fail to develop or maintain an effective system of internal controls in the future, which could result in material misstatements of our consolidated financial statements, adversely affect investor confidence in us and adversely affect the market price of our securities.

We have incurred and will continue to incur significant legal, accounting and other expenses that Old SES did not incur as a private company. We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. Our management and other personnel have devoted and will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make certain activities more time-consuming and costly, which will increase our operating expenses. For example, these rules and regulations applicable to public companies may make it more difficult and more expensive for us to obtain director and officer liability insurance and we will likely incur additional costs to maintain sufficient insurance coverage as a public company.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and errors in our financial statements and operate successfully as a public company. As disclosed in our 2021 Annual Report, our management concluded that Ivanhoe’s internal controls around the interpretation and accounting for certain complex financial instruments were not effectively designed or maintained. This material weakness resulted in the restatement of Ivanhoe’s audited balance sheet as of January 11, 2021, as previously revised in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the SEC on June 14, 2021 and its interim consolidated financial statements for the quarters ended March 31, 2021, June 30, 2021, and September 30, 2021. Additionally, as disclosed in our 2021 Annual Report, in connection with the preparation of our fiscal year 2021 financial statements, we identified a material weakness in our internal control over financial reporting, which we are currently working to remediate, related to certain errors in our historical financial calculation of stock-based compensation expense and stock-based compensation disclosures during the three and nine months ended September 30, 2021. These errors led us to conclude that the financial statements during the three and nine months ended September 30, 2021 should be restated. For more information, see “Part I, Item 4. Controls and Procedures.”

In light of the foregoing, and in order to comply with the requirements of being a public company, we are undertaking and will continue to undertake various actions, such as implementing additional internal controls and procedures and hiring additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge. The measures we take to remediate the deficiency in our internal control over financial reporting and to implement and maintain effective internal controls may not be sufficient to satisfy our obligations as a public company and produce reliable financial reports, and we may not be able to implement the required controls in a timely fashion. If we experience any additional material weaknesses or significant deficiencies or otherwise fail to develop or maintain an effective system of internal controls in the future, investors may lose confidence in us and our financial statements, which could adversely affect the value of our securities. In addition, if we cannot provide reliable financial reports or prevent fraud and errors in our financial statements, our reputation and operating results could be materially adversely affected.

In addition, as a public company, we are required to comply with SEC rules that implement Sections 308 and 404 of the Sarbanes-Oxley Act. Under these rules, management is required to certify financial and other information in our quarterly and annual reports and is required to make a formal assessment of the effectiveness of our internal control over financial reporting in connection with the filing of our annual reports. Additionally, once we cease to be an emerging growth company, we are required to include a report on internal control over financial reporting issued by our independent registered public accounting firm.

For as long as we remain an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following January 11, 2026, the fifth anniversary of the completion of Ivanhoe’s IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held  by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion  in non-convertible debt securities during the prior three-year period. To the extent we choose not to use exemptions from various reporting requirements under the JOBS Act, or if we no longer can be classified as an “emerging growth company,” we expect that we will incur additional compliance costs, which will reduce our ability to operate profitably. As of June 30, 2022, the market value of our common stock that was held by non-affiliates exceeded $700 million, therefore we will cease to be an “emerging growth company” as of December 31, 2022, our independent registered public accounting firm will be required to issue a report on our internal control over financial reporting for our 2022 Annual Report, and we expect to incur increasing compliance costs and devote substantial management attention to the requirements of the Sarbanes-Oxley Act.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and the NYSE regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Public company reporting obligations place a considerable burden on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting, which requires us to document our internal control over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, if we are an “accelerated filer” or “large accelerated filer” at such time. As of June 30, 2022, the market value of our common stock that was held by non-affiliates exceeded $700 million, therefore we will cease to be an “emerging growth company” as of December 31, 2022, and our independent registered public accounting firm will be required to issue a report on our internal control over financial reporting for our 2022 Annual Report.

We expect to incur increased costs related to our internal control over financial reporting [this year and] in upcoming years to further improve our internal control environment. If we are unable to remediate the existing material weaknesses in our internal controls of financial reporting, if we identify additional material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements applicable to us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. If this occurs, we also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, or express an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit No.	Description
3.1

Certificate of Incorporation of SES AI Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-39845), filed with the Securities and Exchange Commission on February 8, 2022).

3.2

Bylaws of SES AI Corporation (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-39845), filed with the Securities and Exchange Commission on February 8, 2022).

10.1†	English Translation of Amendment to Shanghai Lease Agreement dated as of September 20, 2022

31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS†	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH†	Inline XBRL Taxonomy Extension Schema Document.

101.CAL†	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF†	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB†	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE†	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104†	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

†    Filed herewith.

*    Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, duly authorized.

Date: November 14, 2022

SES AI CORPORATION

	By:	/s/ Qichao Hu
	Name:	Qichao Hu
	Title:	Chief Executive Officer
(Principal Executive Officer)

	By:	/s/ Jing Nealis
	Name:	Jing Nealis
	Title:	Chief Financial Officer
(Principal Financial Officer)